EXHIBIT 97.2

KESTREL GROUP LTD

INSIDER TRADING POLICY
AND
OUTSIDE INVESTMENT POLICY

This Insider Trading and Outside Investment Policy (this “Policy”) provides guidelines to employees, officers and members of the Board of Directors of Kestrel Group Ltd and its subsidiaries (“Kestrel”). Kestrel has adopted this Policy to prevent insider trading and to assist Kestrel’s employees, officers and directors in complying with their obligations under securities laws. Employees, officers and directors are individually responsible to understand and comply with this Policy. At the discretion of the Investments Compliance Officer, it may also apply to consultants and contractors of Kestrel. Kestrel’s Chief Compliance Officer will serve as its “Investments Compliance Officer.”

PART ONE: INSIDER TRADING POLICY

Applicability of Insider Trading Policy

This Policy applies to all transactions in Kestrel’s securities, including common stock, options to purchase common stock and any other securities Kestrel may issue from time to time, such as preferred stock, warrants, debt and convertible debentures, as well as to derivative securities relating to Kestrel’s stock, whether or not issued by Kestrel, such as exchange-traded options. It applies to all employees, officers and members of the Board of Directors of Kestrel who receive or have access to Material Nonpublic Information regarding Kestrel. Bases for determining what constitutes Material Nonpublic Information is set out on page 4 of this Policy. This group of people, members of their immediate families, and members of their households are sometimes referred to in this Policy as “Insiders.” This Policy also applies to any person who receives Material Nonpublic Information from any Insider. Any person who possesses Material Nonpublic Information regarding Kestrel is an Insider for so long as the information is not publicly known. Any employee can be an Insider from time to time and would, at those times, be subject to this Policy.
Statement of Policy

General Policy

It is the policy of Kestrel to prohibit the unauthorized disclosure of any nonpublic information and the misuse of Material Nonpublic Information in securities trading.

A.Specific Policies Applicable to all Employees, Officers and Directors

1.Trading on Material Nonpublic Information. No employee, officer or member of the Board of Directors of, or (as determined by the Investments Compliance

Officer) consultant or contractor to, Kestrel and no member of the immediate family or household of any such person, shall engage in any transaction involving a purchase or sale of Kestrel’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning Kestrel, and ending at the close of business on the second Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material. The term “Trading Day” shall mean a day on which national stock exchanges, the New York Stock Exchange and the NASDAQ Capital Market, are open for trading. During a period in which a person possesses Material Nonpublic Information, such Insider will have to forego a proposed transaction in Kestrel’s shares, even though he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the failure to execute such transaction may result in an economic loss or the non-realization of anticipated profit.

2. Tipping. No Insider shall disclose (“tip”) Material Nonpublic Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in Kestrel’s securities.

Regulation FD (Fair Disclosure) is an issuer disclosure rule implemented by the Securities and Exchange Commission (the “SEC”) that addresses selective disclosure. The regulation provides that when Kestrel, or a person acting on its behalf, discloses Material Nonpublic Information to certain enumerated persons (in general, securities market professionals and holders of Kestrel’s securities who may well trade on the basis of the information), it must make public disclosure of that information. The timing of the required public disclosure depends on whether the selective disclosure was intentional or unintentional; for an intentional selective disclosure, Kestrel must make public disclosures simultaneously; for a non-intentional disclosure Kestrel must make public disclosure promptly. Under the regulation, the required public disclosure may be made by filing or furnishing a Current Report on Form 8-K with the SEC, or by another method or combination of methods that is reasonably designed to effect broad, non- exclusionary distribution of the information to the public.

It is the policy of Kestrel that all communications with the press is handled through Kestrel’s Investments Compliance Officer.

3. Confidentiality of Nonpublic Information. Any nonpublic information relating to Kestrel is the property of Kestrel and the unauthorized disclosure of such information is forbidden.

4. Social Media: In an effort to prevent unauthorized disclosure of information concerning Kestrel, employees and all members of their households are prohibited from posting about Kestrel or responding to any posting about Kestrel located on any social media. All social media activity must meet the requirements of the Code of Conduct and Business Ethics and corporate policies regarding social media. Violations of this Policy can lead to disciplinary action up to, and including, termination of employment.

5. Trading Window. The period beginning at the end of each fiscal quarter (i.e., March 31, June 30, September 30 and December 31) and continuing through the close of the second Trading Day following the date of public disclosure of the financial results for that quarter, is a particularly sensitive period of time for transactions in Kestrel’s stock from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that officers, directors and certain other employees will, during that period, often possess Material Nonpublic Information about the financial results for the quarter. To ensure compliance with applicable federal and state securities laws, Kestrel’s policy is as follows. All officers, directors, employees and other individuals identified as likely to have knowledge of Material Nonpublic Information may only conduct transactions involving the purchase or sale of Maiden’s securities during the “Trading Window.” The Trading Window begins at the start of business on the third Trading Day following the date of public disclosure of the financial results for a particular fiscal quarter or year and ends on the last day of the next fiscal quarter. The safest period for trading in Kestrel’s securities, assuming the absence of Material Nonpublic Information, is typically the first ten (10) days of the Trading Window.

a.Black-out Periods within the Trading Window. From time to time, Kestrel may also prohibit officers, directors, specified employees and others from trading during the Trading Window because of developments known to Kestrel and not yet disclosed to the public. In such event, such persons are advised not to engage in any transaction involving the purchase or sale of Kestrel’s securities during such period and should not disclose to others the fact of such suspension of trading.

b. Trading Window not a Safe Harbor. It should be noted, however, that even during the Trading Window, any person possessing Material Nonpublic Information concerning Kestrel should not engage in any transactions in Kestrel’s securities until such information has been known publicly for at least two Trading Days, whether or not Kestrel has recommended a suspension of trading to that person. Trading in Kestrel’s securities during the Trading Window should not be considered a “safe harbor,” and all officers directors and other persons should use good judgment at all times.

6. Preclearance of Trades. Kestrel has determined that select officers, directors and other identified individuals should refrain from trading in Kestrel’s securities, even during the Trading Window, without first complying with Kestrel’s “preclearance” process. The process stipulates that each such person should contact Kestrel’s Investments Compliance Officer for approval via email to

investmentofficer@kestrelgroup.com prior to commencing any trade in Kestrel’s securities. The Investments Compliance Officer will notify the requester in writing via email of the trade’s approval or denial. Kestrel may find it necessary, from time to time, to require compliance with the pre-clearance process from other employees, consultants and contractors.

B. Potential Criminal and Civil Liability and/or Disciplinary Action

1.Liability for Insider Trading. Insiders may be subject to penalties of up to $5,000,000 and up to twenty (20) years in jail for engaging in transactions in Kestrel’s securities at a time when they have knowledge of nonpublic information regarding Kestrel.

2. Penalties to Kestrel: Kestrel may be subject to a civil monetary penalty even if the directors, officers or employees who committed the violation concealed their activities from Kestrel.

3.Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed nonpublic information regarding Kestrel or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in Kestrel’s securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the National Association of Securities Dealers, Inc. use sophisticated electronic surveillance techniques to uncover insider trading.

4. Possible Disciplinary Actions. Employees of Kestrel who violate this Policy shall also be subject to disciplinary action by Kestrel, which may include immediate termination of employment.

5. Individual Responsibility of Each Officer, Director and Employee to Comply with Policy. Every officer, director and employee has the individual responsibility to comply with this Policy against insider trading. Appropriate judgment should be exercised in connection with any trade in Kestrel’s securities. An Insider may, from time to time, have to forego a proposed transaction in Kestrel’s securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

C. Applicability of Policy to Inside Information Regarding Other Companies

This Policy and the foregoing guidelines also apply to Material Nonpublic Information relating to other companies, including Kestrel’s customers, vendors or suppliers (“business partners”), when that information is obtained in the course of employment with, or other services performed on behalf of, Kestrel. Civil and criminal penalties, and termination of employment, may result from trading on inside information regarding Kestrel’s business partners. All employees should treat Material Nonpublic Information about Kestrel’s business partners with the same care required with respect to information related directly to Kestrel.

D. Definition of “Material Nonpublic Information”

It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of stock or other securities. Either positive or negative information may be material. Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include:
•sales figures or other financial results
•significant new purchase orders or contracts or new product announcements
•projections of future earnings or losses
•cancellation or modification of significant purchase orders or contracts
•gain or loss of a substantial customer or supplier
•mergers, acquisitions and divestitures
•public offerings and other financings
•stock splits
•data breach or cyber attack
•pending or threatened litigation
•impending bankruptcy or financial liquidity problems
•major personnel changes
•significant capital changes
•major marketing changes
•changes in dividend policy
•strategic plans

E. Certain Exceptions

For purposes of this Policy, Kestrel considers that the exercise of stock options for cash under Kestrel’s stock option plan are exempt from this Policy, since the other party to the transaction is Kestrel and the price does not vary with the market but is fixed by the terms of the option agreement or the plan.

F. Additional Information – Officers and Directors

Officers and directors of Kestrel must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Securities Exchange Act of 1934, as amended. The practical effect of these provisions is that officers and directors who purchase and sell Kestrel’s securities within a six-month period must disgorge all profits to

Kestrel whether or not they had knowledge of any Material Nonpublic Information. Under these provisions, and so long as certain other criteria are met, neither the receipt of an option under Kestrel’s option plan nor the exercise of that option (so long as it is not “under water”) is deemed a purchase under Section 16; however, the sale of any such shares is a sale under Section 16. Moreover, no officer or director may ever make a short sale of Kestrel’s stock.

Inquiries

Please direct your questions as to any of the matters discussed in this Policy to Kestrel’s Investments Compliance Officer at investmentofficer@kestrelgroup.com.

PART TWO: OUTSIDE INVESTMENTS POLICY

Applicability of Outside Investments Policy

This Policy applies to all transactions in the securities, including common stock, options to purchase common stock, preferred stock, warrants and convertible debentures, as well as to derivative securities relating to the stock of a company engaged in a Competitive Business. For purposes of this Policy, a “Competitive Business” shall mean any business or enterprise which is directly competitive with the business of the Company (or any affiliate) in any area or region where the Company (or any affiliate) conducts business. It applies to all officers and members of the Board of Directors of Kestrel and its subsidiaries. This group of people, members of their immediate families, and members of their households are sometimes referred to in this Policy as “Officers and Directors.”

General Policy

Officers and Directors may not invest in the securities of a Competitive Business without the prior written approval of the Investments Compliance Officer. Provided, however, that this Policy shall not prevent an investment in the securities of a Competitive Business if, in the aggregate together with all previous investments by such Officer and Director, such investment does not result in such Officer and Director beneficially owning, at any time, more than 4.9% of the equity securities of such competitor.